EXHIBIT A

 **Gmail**   Ashley Bratcher <ashley@simplejanefilms.com>

Pharma the movie wants to feature YOU!
1 message

The Pharma Producers <pharmathemovie@gmail.com>   Thu, Jan 12, 2023 at 11:28 AM
Reply-To: pharmathemovie@gmail.com
To: ashley@simplejanefilms.com

𝒫harma

PHARMA THE MOVIE WANTS TO FEATURE YOU!



Enter to win a featured role in the movie!

Happy New Year! The Pharma producers, along with our team at Angel Studios are so grateful for your support! **To date over $1.7M dollars in interest has been expressed in making our movie a reality!** Thank you to every single one of you for supporting our vision to bring the incredible true story of Dr. Frances Kelsey to the big screen!

Each day we get a little closer to moving into production. Right now, a benchmark goal for us is to get 5000 people to express interest in our project. Will you help us do that? One of the best ways to spread the word is on social media. We'd love to feature you as a part of our **#WhyPharmatheMovie** social media challenge!

By participating, you'll be entered to win the ultimate prize of a featured role in the movie! All you have to do is post a video on social media telling us (and the world) why Pharma the movie should be made? 15 to 30 seconds would be great! No more than 1 minute. Use the #WhyPharmatheMovie when you post or you can send your videos directly to us here: *pharmathemovie@gmail.com* We can't wait to share your videos throughout the campaign.

Thank you again for your continued support! We look forward to seeing your videos!

Sincerely,

The Pharma Team
Ashley Bratcher, Shelby Thomas, & Dori Zavala

p.s. please forward this email to any friends you think would love this project too!!

angel.com/Pharma



Pharma the Movie

Att: Simple Jane Films, 2550 Sandy Plains Road Ste. 225-263, Marietta, GA 30006

This email was sent to ashley@simplejanefilms.com
You've received it because you expressed interest in Pharma the Movie at
angel.com/pharma.

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Hey Angel fans,

We've recently partnered with a project which has a message that I am really passionate about. *Pharma* will be a new feature film about the true story of Dr. Frances Kelsey and her fight to keep a dangerous drug from being approved for the US market. **Right now, you can EXPRESS INTEREST in *Pharma*!**

EXPRESS INTEREST



Dr. Frances Kelsey was an employee of the FDA in the 1960s. When she found out how dangerous thalidomide was to its users, she risked her career to stop it from being approved in the US. This story is still relevant today. When companies meddle with regulations, you end up in a situation where profits are prioritized over people. I'm excited for this real-life example to be brought to the big screen. By expressing interest, you will join the journey and help *Pharma* determine if they open an investment round to the crowd.



Join the *Pharma* Producers, and Screenwriters LIVE as they share the "why" of Pharma and how you can help this story come to your screen!

WATCH LIVESTREAM

Sincerely,

Jordan Harmon
Co-Founder & President
Angel Studios



ANGEL STUDIOS

LIVESTREAMS

2 livestreams that you won't want to miss. Check out the details below.





SEASON 7 MARATHON
LIVESTREAM
SEPTEMBER 13
8AM PT / 11AM ET
JUNGLE BEAT

Join us tomorrow, September 13th @ 9:00 am MT

Come swing through the jungle with Munki and Trunk as we gather together for an exciting Season 7 watch party! See what Rocky, Tallbert, and all our other jungle friends have been up to. Kick back and grab a snack! It's time for a Jungle Beat Party!

[Download the app now to watch Season 4-7 for free]

SET A REMINDER

DAVID
with TIM TEBOW
LIVESTREAM
Tuesday, September 13
10AM PT / 1PM ET

Join us tomorrow, September 13th @ 11:00 am MT

The DAVID Movie will bring one of your favorite biblical heroes to life. So we decided to bring on a hero who is as skilled on the football field as David is with a sling, Tim Tebow! Join us live with DAVID's newest Executive Producer and former NFL Quarterback, Tim Tebow, to hear all about sharing stories that matter. Express interest in David Round 2 at http://angel.com/david

SET A REMINDER

IN CASE YOU MISSED

PHARMA X
AUG 31 RECAP
CATCH UP ON EVERYTHING YOU MIGHT HAVE MISSED.



A couple of weeks ago we had an amazing conversation with special guest Allan Gaw MD, PhD and author of Born in Scandal - Frances Oldham Kelsey & the Development of Pharmaceutical Regulation. We dove into the fight of one woman versus big Pharma.

Dr. Frances "Frankie" Kelsey put not only her career but family in danger in her fight to prevent the distribution of a dangerous drug being distributed in the US Market.

Watch the full episode here.



We have some BIG announcements happening this week during our livestreams. Mark your calendars and get ready for an exciting week.



THE CHOSEN

Join us today @ 6:30 pm MT

Let's celebrate our last week of Season 3 filming (yes!) with a big livestream Tuesday night, September 20 at 8:30 ET. Join us for:

- Special guest Jonathan Roumie (Jesus)
- A **NEW** scene featuring Jesus
- Follow-up and update with our Gen Z folks
- Two new gift items you've been asking for

See you there!


JOIN THE LIVESTREAM




THE SHIFT

JOIN THE LIVESTREAM



LIVE
WHY WE'RE CALLED SCRAPPY
AND ONE BIG ANNOUNCEMENT
TESTAMENT

TESTAMENT

Join us tomorrow, September 21st @ 2:00 pm MT

We started our journey with a limited crew, equipment and a very small budget… but still we made a film! The skills of high-production value with low-budgets is how we plan to bring the Testament Series to life!

Join us this Livestream as we reveal some the Testament Series progress along with an MAJOR announcement.

JOIN THE LIVESTREAM



PHARMA
MUSIC OF THE 60S
WITH COMPOSER, AARON FULLAN
LIVE SEPT 21

PHARMA

Join us tomorrow, September 21st @ 5:00 pm MT

REWIND to sounds of the 60's! Join us as we turn back the clock and experience music from the era of Pharma. Joining us is composer, actor, and influencer Aaron Fullan.

JOIN THE LIVESTREAM





PHARMA

Join us today @ 5:00 pm MT

REWIND to sounds of the 60's! Join us as we turn back the clock and experience music from the era of Pharma. Joining us is composer, actor, and influencer Aaron Fullan.

JOIN THE LIVESTREAM

You can express interest in Pharma here.





How much courage does it take for one woman to stand up against big pharma? Find out live right now on [YouTube](#) or [Facebook](#).

We'll sit down with special guest Allan Gaw MD, PhD, author of *Born in Scandal - Frances Oldham Kelsey & the Development of Pharmaceutical Regulation.*

You won't want to miss hearing about this legendary woman!

See you shortly,

Angel Studios

Watch The Livestream Now





David

October 25th @ 10:00am PT

David's Psalms have inspired countless people to draw closer to God. What about today? Who is creating the Psalms of today? We are excited to bring on two modern-day Psalmists, Michael W Smith and Rita Springer! Both are leaders in contemporary Christian music creating music that draws people closer to God just like David.

JOIN THE LIVESTREAM





Testament

October 26th @ 1:00pm PT

Wow! We can't believe the response we've gotten since releasing the movie. We've been overwhelmed with the love and support from you all. We're excited now to show you the vision of where we are going! Joining Testament LIVE as writer and director Paul Syrstad shares his vision of turning the modern-day retelling of the Book of Acts into a multi-season series.

You can watch the full length feature film FREE at
https://www.angel.com/watch/testament

JOIN THE LIVESTREAM



Pharma

October 26th @ 4:00pm PT

Ever wonder how to start making a movie? Well, it always starts with a great script!

Coming to you LIVE is another exciting Pharma Livestream. We will have a few special guests for an exclusive table read. Along with updates, games and a lot more, this is one LIVE event you don't want to miss!

JOIN THE LIVESTREAM



Truth & Conviction

October 27th @ 5:00pm PT

Telling the truth is worth every sacrifice. In the story of Truth & Conviction, we learn about Helmuth Hübener, a resistance fighter in Nazi Germany, who stands up for truth even as it leads to his death. We're headed to Berlin to honor his legacy on the 80th anniversary of his execution. His story needs to be told, and we're gathering with people around the world who agree. Join us LIVE as we talk all about our feelings and take you inside the event!

JOIN THE LIVESTREAM



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Copyright © 2022 Angel Studios, All rights reserved.

David is "testing the waters" to gauge interest in a potential offering under Regulation A. No money or other consideration is being solicited or accepted at this time, and if sent in response, will not be accepted. No offers to buy the securities can be accepted and no part of the purchase price can be received until the Form 1-A Offering Statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. A person's indication of interest involves no obligation or commitment of any kind. David's preliminary offering circulate is available here: Slingshot_USA_LLC_Offering_Circular.pdf (slingshot-usa-llc.com)

Truth & Conviction, Pharma and Testament are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited, and, if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding.

DAVID, Truth & Conviction, Testament, and Pharma have entered into Campaign Booster and Loan Agreements with Angel Studios, Inc. and granted Angel Studios options to distribute the films/series as consideration for Angel Studios providing a monetary loan as well as assistance and expertise in the film/television production and advertising space while films/series are trying to raise money to fund their production. If Angel Studios exercises the options to distribute the films/series, Angel Studios will share in the revenues generated by those films/series. If DAVID, Testament, Truth & Conviction, or Pharma conduct an offering, they may also use a portion of the proceeds to repay their loans from Angel Studios.





PHARMA
OCT 26th
4PM PT
7PM ET

Pharma

October 26th @ 4:00pm PT

Ever wonder how to start making a movie? Well, it always starts with a great script!

Coming to you LIVE is another exciting Pharma Livestream. We will have a few special guests for an exclusive table read. Along with updates, games and a lot more, this is one LIVE event you don't want to miss!

JOIN THE LIVESTREAM



ANGEL STUDIOS

295 W Center Street, Provo, Utah, 84601

The following email was sent to dorizavala@gmail.com.
Wish to no longer receive these emails? You can unsubscribe here.

Pharma is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited, and, if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding.

Pharma has entered into Campaign Booster and Loan Agreements with Angel Studios, Inc. and granted Angel Studios options to distribute the film as consideration for Angel Studios providing a monetary loan as well as assistance and expertise in the film/television production and advertising space while film is trying to raise money to fund their production. If Angel Studios exercises the options to distribute the film, Angel Studios will share in the revenues generated by the film. If Pharma conducts an offering, they may also use a portion of the proceeds to repay their loans from Angel Studios.



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Disclosure: The Shift, David, Pharma, Truth & Conviction, The German King, and Testament are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited, and, if sent, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A prospective purchaser's indication of interest is non-binding.

The Shift, David, Pharma, Truth & Conviction, The German King, and Testament have entered into Campaign Booster and Loan Agreements with Angel Studios, Inc. and granted Angel Studios options to distribute those series/films as consideration for Angel Studios providing monetary loans as well as assistance and expertise in the television/film production and advertising space while the series/films are trying to raise money to fund the production of the series/films. If Angel Studios exercises the option to distribute those series/films, Angel Studios will share in the revenues generated by the series/films. The series/films may also use a portion of the proceeds to repay the loans they receive from Angel Studios.



Pharma - The Movie
Published by Cory Stevens · January 23 ·

GAUGING INTEREST. We are creating a movie called "Pharma" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in "Pharma" if we launched a crowdfunding investment.

Check out the short video for "Pharma" and the potential investment opportunity at angel.com/pharma.

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



SUBJECT: German Drug.
animal testing only?
Just a bunch of testimonials from doctors saying

INVEST.ANGEL.COM
Get Notified if the Investment Goes Live
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ANGEL FUNDING

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PHARMA
Pharma Torch
Watch later
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EXPRESS INTEREST

OVERVIEW

OVERVIEW



Dear Doctor:
Pharma
Based on the true story of Dr. Frances Kelsey

Pharma is based on the incredible true story of Dr. Frances "Frankie" Kelsey and her fight to keep a dangerous drug from being approved for the US market. Risking her career and family along the way, Frankie wages war against big Pharma in 1960, resisting intense pressure and threats from inside the FDA to expose the biggest unmonitored drug trial in US history.

Audiences hunger for compelling true stories that amplify light. *Pharma* is an important and critically relevant story for this moment in history. As we emerge from a global pandemic and new information comes to light each day, Frankie's story highlights the risk of placing trust in huge corporations and government entities without proper oversight.

Dr. Kelsey's heroic efforts are an example of what one person can do to prevent disaster and change the course of history.

Frankie's story will inspire audiences for years to come and shine a light on the overlooked tragedy that has impacted tens of thousands of people around the world. Her battle was one of David and Goliath proportions: One woman taking on the billion-dollar pharmaceutical industry to expose corruption and prevent a national tragedy.

to date
SURVIVORS OF THALIDOMIDE
have not received full restitution.
Our goal is to highlight the courage of Dr. Kelsey and shine a light on one of history's hidden stories.

$5,740,201

Expressed Interest*

7,704 People*

EXPRESS INTEREST

*No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. A person's indication of interest involves no obligation or commitment of any kind.



The ramifications of this historical event still linger today. Though Dr. Kelsey's efforts prevented a US disaster, many around the world suffered. To date, survivors of thalidomide have not received full restitution. Our goal is to highlight the courage of Dr. Kelsey and shine a light on one of history's hidden stories. We hope to encourage survivors, by showing them that their story has not gone unnoticed, and impact audiences to take action in the face of injustice.


"One part of me thinks you don't belong here. But every other part thanks God that you are."

*Ashley Bratcher, most recognized for her breakout role as the star of *Unplanned*, will take on the supporting role of Dr. Barbara Moulton, who worked at the FDA around the same time as Kelsey. She became one of the first whistleblowers in the U.S.

Our total production budget is $12 million dollars for the development, production, postproduction, and attachment of key talent. Casting the perfect actress to play Dr. Kelsey will be critical and the power of a larger budget allows us to attach a household name talent to take on the monumental role. Our goal is to raise a significant portion of our budget through crowdfunding, in addition to commitments from private investors. Part of this budget will be allocated to ongoing development, with the balance allocated towards production and distribution. By expressing interest, you'll be raising awareness that this story should be seen on screens around the world.


ANGEL
Pharma | Official Torch | Angel Studios
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Other Projects We've Been Involved With



Ashley Bratcher, award winning actress and the star of the box office hit *Unplanned,* is the lead producer of the project. *Unplanned* premiered at number 4 its opening weekend in the box office among major Hollywood Studio competition including *Captain Marvel, Us* and *Dumbo*. According to Box Office Mojo, the film took in an estimated $6,110,000 at the end of the weekend, with a cumulative per-screen average of $5,770 on just 1,059.

To date, it has grossed over $21 million dollars off of a modest $6 million dollar budget. Ashley's heart for telling true stories that encourage positive change has been the driving force for bringing *Pharma* to the screen.

In 2020, Ashley founded her own production company, Simple Jane Films, to focus on creating content about ordinary women with extraordinary stories. She is backed by an executive team with a combined 15 years' experience in filmmaking and movies. Their areas of expertise include screenwriting, production, public relations, acting, marketing, business law, and distribution.



I know that we are all most indebted to Dr. Kelsey. The relationship and the hopes that all of us have for our children, I think, indicate to Dr. Kelsey, I am sure, how important her work is and those who labor with her to protect our families. So, Doctor, I know you know how much the country appreciates what you have done.

- John F. Kennedy



Ashley Bratcher

Producer

Ashley is CEO of Simple Jane Films, an award-winning actress, producer, and star of the box office hit, *Unplanned*. With nearly a decade of on set experience serving in multiple departments, she brings a breadth of knowledge to each project. In addition to her work on screen, Ashley is dedicated to using her platform to encourage positive change. Following the success of *Unplanned*, Ashley joined forces with Heartbeat International to establish the *Unplanned* Movie Scholarship, a fund that serves mothers seeking to further their education.



Shelby Thomas

Producer

Shelby is a publicist and branding strategist. She holds a bachelor's degree in Professional Business Studies. As the personal manager of Ashley Bratcher during the press tour for *Unplanned*, she has built a global network, working with major international media outlets including NBC, Fox, and more.



Dori Zavala

Co-Producer

Dori is a producer, screenwriter, and an attorney. She graduated from Northwestern University with a B.A. in Political Science/International Studies and from the University of Arizona College of Law cum laude with a Juris Doctor degree. Dori has over 20 years' experience practicing business law and litigation. She also holds a Series 65 investment license and has acted as an Investment Adviser Representative. She is also the CEO of Athena Ink, a production company dedicated to telling the untold stories of strong women heroes throughout history.



Nicole Weider

Executive Producer

Nicole is an executive producer, actress, and owner of Weider Entertainment. Her previous work includes *Switched*, starring Denise Richards and John Schneider, which was bought and released through Vertical Entertainment. Nicole also executive produced *Catching Faith 2*, starring Bill Engvall, which was bought and released by RLJ Entertainment, an AMC subsidiary. One of her missions is to highlight strong women's stories through film.

I immediately knew that

THIS WAS A STORY THAT NEEDED TO BE TOLD

so I got to work on the script.

The more I learned, the more I wanted to share it with the world.

-Dori Zavala (Screenwriter)

The Angel Studios Model

Though investing in movies is incredibly risky, and a return on investment can never be guaranteed, we feel that the profitability of biopics has remained consistent over the years. Films such as *Hidden Figures*, *Erin Brockovich* and *The Imitation Game* have realized enormous profits at the box office. These kinds of movies often become classics, proving the test of time, and creating more downstream revenue for years to come. If a crowdfund offering for *Pharma* goes live, we will bring this historical biopic to life in a way that traditional Hollywood has never done before, utilizing the innovative model of Angel Studios.

COMPARABLES
THE IMITATION GAME



BUDGET
$14 MILLION

US GROSS
$91.1 MILLION

GLOBAL GROSS
$233.6 MILLION



HIDDEN FIGURES

BUDGET
$25 MILLION

US GROSS
$169.6 MILLION

GLOBAL GROSS
$236 MILLION

ERIN BROCKOVICH

BUDGET
$52 MILLION

US GROSS
$28.1 MILLION

GLOBAL GROSS
$256.3 MILLION

Success in other projects does not guarantee success in Pharma. There can be no assurance that the projected results will be obtained, and actual results may vary significantly from the projections.

Pharma is a story of investigative action, emotional drama, high stakes, and courage. This is your chance to be a part of movie history, creating a legacy with a movie that explores history while entertaining, engaging, and inspiring its audience.

Unlike other crowdfunding campaigns, we're not looking for donations, we're gauging interest to sell equity in the project. That means if the movie succeeds in earning enough revenue, our investors could earn a share of the profits. *



Success in other projects does not guarantee success in Pharma. There can be no assurance that the projected results will be obtained, and actual results may vary significantly from the projections.

Pharma is a story of investigative action, emotional drama, high stakes, and courage. This is your chance to be a part of movie history, creating a legacy with a movie that explores history while entertaining, engaging, and inspiring its audience.

Unlike other crowdfunding campaigns, we're not looking for donations, we're gauging interest to sell equity in the project. That means if the movie succeeds in earning enough revenue, our investors could earn a share of the profits. *



With the Angel model and the success of *The Chosen*, we've learned that when projects are done right, they can reach millions of people… and we don't have to make them at the mercy of Hollywood. We share our profits with you, instead of lining the pockets of Studio Executives. *

Success of The Chosen is determined on views and revenue, not on profit. There is no guarantee of any return. The success of other projects does not guarantee the success of this project.